UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of December 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: December 29th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Completes a Gas Producer

Wellington, New Zealand –December 29, 2005 --/PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

The Supplejack South-1A well (Austral 36.67%) reached a depth of 2084m (6837 feet) and is presently being cased for completion as a gas producer. The SN-0 sands, in which a small oil column was encountered in the earlier Supplejack South-1 well, were encountered approximately 18m (60 feet) shallower than in that well. Electric logs showed these sands are a gross 5m (16 feet) thick, and of good reservoir quality and gas charged. A shallower 1.5m (4 feet) reservoir quality sandstone is also interpreted as gas charged. All parties in petroleum exploration permit PEP 38765 have agreed to case the well for completion as a gas producer. Flow-testing of both gas sands in this well will commence in early January. Thereafter, a joint development plan will be finalized for this well together with the earlier Supplejack-1 well, drilled from the same site, which also intersected gas pay at two separate levels.

The Ensign Rig 19 will move off location in early January, to drill for another operator; but is scheduled to drill the Heaphy-1 well in PEP 38746 (Austral 66.67%, operator) in February. Ratanui-1, located in PEP 38741(Austral 30%, operator) along trend from Supplejack, will also be drilled in the coming months.

In other news, the Cardiff-2A well (Austral 25.1%, operator) is now ready for flow testing of the McKee reservoir. This will occur in mid January, after the test equipment is released from Supplejack South-1A

CONTACT: Investor Relations: tel: +1 561 837 8057 ext 2

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.